UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________

FORM 6-K

______________________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission file number 001-34886

______________________

Elster Group SE
(Translation of Registrant’s Name into English)

______________________

Frankenstrasse 362
45133 Essen
Germany

(Address of Principal Executive Offices)

______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

 This Report on Form 6-K contains the quarterly report for the second quarter ended June 30, 2012 of Elster Group SE dated August 3, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELSTER GROUP SE

By:	/s/ Rainer Beaujean
Name:	Rainer Beaujean
Title:	Managing Director and Chief Financial Officer

By:	/s/ Thomas Preute
Name:	Thomas Preute
Title:	Managing Director and Chief Legal Officer

 Date: August 3, 2012

Elster Group SE

Quarterly Report for the Three and Six Months

Ended June 30, 2012

Table of contents

Presentation of Financial and Other Information	i
Tender Offer	i
Special Note Regarding Forward-Looking Statements	i
Unaudited Condensed Consolidated Interim Financial Statements	F-1
Management’s Discussion and Analysis of Financial Condition and Results of Operations	1
Legal Proceedings	14
Risk Factors	15

In this Report, references to:

•	“we”, “us”, “our company”, “our group”, “Elster”, “Elster Group” and the “Group” refer to Elster Group SE and, unless the context otherwise requires, to our subsidiaries; and

•	“Report” refers to this Current Report on Form 6-K containing information for the six-months period ended June 30, 2012.

Presentation of Financial and Other Information

Our condensed consolidated financial statements are prepared in accordance with U.S. GAAP and expressed in U.S. dollars. In this Report, references to “dollars,” “$” or “USD” are to U.S. dollars. References to “euro,” “€” or “EUR” are to euro, the single currency of the participating member states in the Third Stage of the European Economic and Monetary Union of the Treaty Establishing the European Community, as amended from time to time. References to “pounds sterling,” “£” or “GBP” are to the British pound sterling. The noon buying rate of the Federal Reserve Bank of New York for the euro on July 27, 2012 was €1.00 = $1.2370.

Our financial year ends on December 31 of each year. References to any financial year refer to the year ended December 31 of the calendar year specified.

Figures presented in tabular format may not add up to the total or percentages presented due to rounding.

We also present financial information that we calculate by translating the results from our entities that have functional currencies other than the U.S. dollar into dollars using the exchange rates of the prior year. We refer to this presentation as “constant currency.” The most important of these other functional currencies is the euro and to a lesser extent the pound sterling.

Tender Offer

On July 9, 2012, an indirect wholly-owned subsidiary of Melrose PLC, Mintford AG, made a tender offer to acquire all of Elster’s issued and outstanding American Depositary Shares (“ADSs”) and all of Elster’s issued and outstanding ordinary shares (the “Tender Offer”). For a description of the Tender Offer, please see Elster’s Schedule 14D-9 filed with the Securities and Exchange Commission together with all amendments thereto and documents incorporated by reference therein.

Special Note Regarding Forward-Looking Statements

This Report contains forward-looking statements. Elster may also make written or oral forward-looking statements in its reports filed with or furnished to the Securities and Exchange Commission on Forms 20-F and 6-K, in its offering prospectuses, in press releases and other written materials and in oral statements made by Administrative Board members, managing directors or employees to third parties. Statements that are not historical facts, including statements about Elster’s beliefs and expectations, are forward-looking statements and include generally any information that relates to expectations for revenue or earnings per ADS or other performance measures. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “thinks,” “estimates,” “seeks,” “predicts,” “views,” “potential” and similar expressions. These statements are based on current plans, estimates, assumptions and projections. Forward-looking statements speak only as of the date they are made, and Elster undertakes no obligation to update publicly any of them in light of new information or future events.

i

Forward-looking statements involve inherent risks and uncertainties, and therefore readers should not place undue reliance on them. Elster cautions you that a number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Elster’s control, including those described in the sections “Special Note Regarding Forward-Looking Statements” and “Risk Factors” of Elster’s Annual Report on Form 20-F dated March 2, 2012 filed with the U.S. Securities and Exchange Commission. Important factors that could cause actual results to differ materially from those in the forward-looking statements include: the result of the Tender Offer and the ability of Melrose PLC to complete the acquisition; the impact of the acquisition on Elster’s financial condition, results of operations and prospects; negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, including the effects on Elster’s utility customers and prospective customers, which may move more deliberately, delaying or postponing projects, as well as the effects on Elster’s ability to raise capital to refinance its indebtedness; growth expectations for Elster’s industry; the extent of the revenues Elster derives from sales to the utility industry; the transition to more advanced technology in the industry, including increasing competition from industries Elster previously viewed as distinct from Elster’s; Elster’s ability to develop new products and technologies and the extent of the revenues Elster derives from Smart Grid technology; possible changes in current and proposed legislation, regulations and governmental policies, including with respect to radio frequency licensing and certification requirements; success in implementing Elster’s reinvestment program; the fluctuations of Elster’s operating results due to the effect of exchange rates; volatility in the prices for, and availability of, components, raw materials and energy used in Elster’s businesses, including as a result of disruptions to the supply chain resulting from the flooding in Thailand in fall 2011; Elster’s ability to manage its outsourcing arrangements; strategic actions, including acquisitions, joint ventures and dispositions; or other factors.

ii

Unaudited Condensed Consolidated Interim Financial Statements

INDEX TO FINANCIAL STATEMENTS

Condensed Consolidated Interim Financial Statements (unaudited)	Page
Consolidated Statements of Operations and Comprehensive Income for the three and six months ended June 30, 2012 and 2011	F – 2
Consolidated Balance Sheets as of June 30, 2012 and December 31, 2011	F – 3
Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2012 and 2011	F – 5
Notes to the Condensed Consolidated Interim Financial Statements	F – 6

F-1

Elster Group SE
Consolidated Statements of Operations and Comprehensive Income
(in thousands of U.S. Dollar ($), except per share data)
(unaudited)

	Three Months Ended June 30,		Six Months ended June 30,
	2012	2011	2012	2011
Revenues	$463,400	$486,670	$910,107	$930,553
Cost of revenues	-320,528	-328,122	-636,193	-625,553
Gross profit	$142,872	$158,548	$273,914	$305,000

Operating expenses
Selling expenses	-45,108	-47,257	-91,607	-91,369
General and administrative expenses	-33,306	-36,909	-69,988	-74,026
Research and development expenses	-23,860	-27,320	-48,765	-53,472
Other operating income (expense), net	-4,482	-493	-6,212	1,129
Operating income	$36,116	$46,569	$57,342	$87,262
Non-operating expenses
Interest expense, net	-8,101	-12,146	-17,366	-19,048
Loss on extinguishment of debt	0	-13,438	0	-13,438
Other income	1,705	965	3,416	2,067
Total non-operating expenses	$-6,396	$-24,619	$-13,950	$-30,419
Income before income tax	$29,720	$21,950	$43,392	$56,843
Income tax expense	-9,108	-6,935	-13,440	-16,953
Net income	$20,612	$15,015	$29,952	$39,890
Net income attributable to noncontrolling interests	1,406	655	2,483	1,634
Net income attributable to Elster Group SE	$19,206	$14,360	$27,469	$38,256

Total other comprehensive income (loss)	$-26,429	$6,514	$-12,781	$28,097

Comprehensive income (loss)	$-5,817	$21,529	$17,171	$67,987

Basic income per share	$0.68	$0.51	$0.97	$1.36

Diluted income per share	$0.68	$0.51	$0.97	$1.35

Weighted average shares outstanding
Basic	28,218,879	28,220,041	28,219,463	28,220,041
Diluted	28,261,171	28,238,175	28,241,948	28,236,462

See accompanying notes to the condensed consolidated financial statements.

F-2

Elster Group SE

Consolidated Balance Sheets

(in thousands of U.S. Dollar ($))

	June 30, 2012	December 31, 2011
Assets	(unaudited)
Current assets
Cash and cash equivalents	$111,688	$83,952
Accounts receivable (net of allowance for doubtful accounts of $7,992 and $8,033, respectively)	289,730	284,130
Receivables from related parties	7,589	5,900
Inventories	168,837	163,101
Prepaid expenses	11,692	6,236
Other current assets	52,640	42,625
Income tax refunds	10,022	8,121
Deferred tax assets	16,850	19,192
Total current assets	$669,048	$613,257

Noncurrent assets
Property, plant and equipment, net	$197,279	$196,577
Other intangible assets, net	154,823	175,442
Goodwill	904,304	919,060
Other assets	54,231	52,953
Deferred tax assets	12,344	14,060
Total noncurrent assets	$1,322,981	$1,358,092
Total assets	$1,992,029	$1,971,349

See accompanying notes to the condensed consolidated financial statements.

F-3

Elster Group SE

Consolidated Balance Sheets

(in thousands of U.S. Dollar ($), except share data)

Liabilities and Equity	June 30, 2012	December 31, 2011
Current liabilities	(unaudited)
Pension and other long-term employee benefits, current portion	$12,958	$13,524
Payroll, bonuses and related accruals	57,827	55,087
Short-term debt and current portion of long-term debt	5,046	6,093
Accounts payable	207,320	203,115
Warranties, current portion	30,179	24,645
Other current liabilities	130,747	110,763
Deferred revenue	6,499	8,099
Income tax payable	22,831	25,177
Deferred tax liabilities	6,371	7,026
Total current liabilities	$479,778	$453,529
Noncurrent liabilities
Pension and other long-term employee benefits, less current portion	145,983	149,630
Payroll, bonuses and related accruals	1,464	1,390
Long-term debt, less current portion	559,964	573,633
Warranties, less current portion	4,906	5,097
Other non-current liabilities	1,943	1,911
Income taxes payable	15,298	16,870
Deferred tax liabilities	46,285	51,040
Total noncurrent liabilities	$775,843	$799,571

Total liabilities	$1,255,621	$1,253,100

Equity
Ordinary shares, €1 nominal value (47,220,041 shares authorized and 28,220,041 shares issued as of June 30, 2012 and December 31, 2011 and 28,215,141 shares outstanding as of June 30, 2012 and 28,220,041 shares outstanding as of December 31, 2011)	36,528	36,528
Treasury stock	-270	0
Additional paid-in capital	652,711	651,453
Retained earnings	59,490	32,021
Accumulated other comprehensive loss	-26,522	-13,966
Total equity attributable to Elster Group SE	$721,937	$706,036

Noncontrolling interests	$14,471	$12,213

Total equity	$736,408	$718,249

Total liabilities and equity	$1,992,029	$1,971,349

See accompanying notes to the condensed consolidated financial statements.

F-4

Elster Group SE

Condensed Consolidated Statements of Cash Flows

(in thousands of U.S. Dollar ($))

(unaudited)

	Six Months ended June 30,
	2012	2011
Cash flows from operating activities	$58,952	$75,075

Cash flows from investing activities
Purchases of property, plant and equipment and intangible assets	-25,509	-23,230
Proceeds from disposals of property, plant and equipment and intangible assets	825	1,862
Net cash flow used in investing activities	$-24,684	$-21,368

Cash flows from financing activities
Proceeds from issuance of Senior Notes	0	364,600
Proceeds from other bank borrowings	91,987	412,001
Payment of deferred financing cost	0	-20,577
Repayment of bank borrowings	-95,772	-900,597
Treasury stock purchases	-270	0
Repayment of capital lease obligations	-36	-271
Dividends to noncontrolling interests	0	-6,400
Net cash flow from (used in) financing activities	$-4,091	$-151,244

Net increase (decrease) in cash and cash equivalents	$30,177	$-97,537
Effect of exchange rate fluctuations on cash held	-2,441	11,095
Cash and cash equivalents at January 1	83,952	216,294
Cash and cash equivalents at June 30	$111,688	$129,852

Income taxes paid	23,527	20,229
Interest paid	15,331	20,085

See accompanying notes to the condensed consolidated financial statements.

F-5

Elster Group SE

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of U.S. Dollar, except per share data)

(unaudited)

1.	Corporate information

Elster Group SE, Essen, Germany, was originally incorporated as Gold Silver S.à r.l. on October 4, 2004 as a Luxembourg corporation to serve as a vehicle for private equity funds advised by CVC Capital Partners; it acquired the Ruhrgas Industries Group from E.ON Ruhrgas AG on September 12, 2005. After being renamed Nightwatch Investments S.à r.l. and further renamed Elster Group S.à r.l. on March 15, 2006, it was legally reorganized and became Elster Group SE, Luxembourg. Elster Group SE transferred its jurisdiction of incorporation from Luxembourg to Essen, Germany, on February 23, 2010 and is now a German corporation. The name changes and legal reorganizations were transactions under common control of the owners.

The business of Elster Group SE and its subsidiaries (hereinafter referred to as the “Company” or “Elster Group”) is the development, manufacturing and distribution of metering solutions for water, gas and electricity, as well as gas utilization and distribution products. The products and services are offered in more than 130 countries for residential, commercial and industrial customers.

2.	Basis of presentation

These condensed consolidated interim financial statements are unaudited and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) to the extent applicable to interim financial statements. The condensed consolidated interim financial statements reflect all adjustments which are of a normal recurring nature that are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Certain information and disclosures have been condensed or omitted in these condensed consolidated interim financial statements which should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2011 and accompanying notes thereto which are included in our 2011 Annual Report on Form 20-F.

Operating results and cash flows for interim periods are not indicative of the results and cash flows that may be achieved for the years ending December 31.

In December 2011 the FASB issued ASU 2011-12, “Comprehensive Income – Presentation of Comprehensive Income” (“ASU 2011-12”) which supersedes certain requirements of ASU 2011-05, “Comprehensive Income” (“ASU 2011-05”); ASU 2011-12 and 2011-05 amend the disclosure requirements for the presentation of comprehensive income in ASC 220, “Comprehensive Income”. ASU 2011-05 eliminates the option to present components of other comprehensive income (“OCI”) as part of the statement of changes in equity. Under the amended guidance, all changes in OCI are to be presented either in a single continuous statement of comprehensive income, or in two separate but consecutive financial statements. Elster has presented the changes in OCI in a single statement within the statements of operations and comprehensive income. There was no impact to the consolidated financial results as a result of the adoption of this amendment as it relates only to financial statement presentation.

F-6

Use of estimates and judgments

The preparation of the condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the allowances for doubtful accounts and sales returns; reserves for obsolete inventory; useful lives of fixed assets and intangible assets; impairments of goodwill and long lived assets; the valuation and recognition of derivatives, deferred tax assets, and share-based compensation; and provisions for employee benefit obligations, warranties, environmental liabilities, income tax uncertainties and other contingencies.

Estimates and underlying assumptions are reviewed on an ongoing basis.

Basis of consolidation

The accompanying condensed consolidated financial statements include the accounts of Elster Group and its subsidiaries after elimination of intercompany accounts and transactions.

The equity method of accounting is used for investments in which Elster Group can exercise significant influence over the operating and financial policies of an investee but does not have control.

Foreign currency translation

The condensed consolidated interim financial statements are presented in thousands of US dollars (“USD” or “$”) which is the reporting currency of Elster Group, except for per share amounts.

Gains and losses from foreign currency transactions are included in other operating income (expense). The net foreign exchange gain (loss) in the three months ended June 30, 2012 and 2011 was $652 and $-1,554 and $122 and $-36 for the six months ended June 30, 2012 and 2011, respectively.

Derivative financial instruments

Elster Group enters into foreign currency forward contracts in order to manage currency risks arising from its forecasted and firmly committed foreign currency denominated cash flows. Elster Group enters into these contracts in order to limit future foreign exchange rate risk. Elster Group also enters into interest rate swaps to manage its interest rates on its long-term debt.

Elster Group does not enter into derivative instruments for speculative purposes.

All derivatives are measured at fair value and reported either as current assets, if the fair value is positive, or as current liabilities, if the fair value is negative, on the consolidated balance sheet. All changes in fair value of derivatives are recorded in income unless a derivative is designated as a hedging instrument.

F-7

Elster Group designates certain foreign currency forward contracts as a hedge of foreign currency denominated cash flows. The effective portion of the change in fair value of those foreign currency derivatives designated in a cash flow hedge is initially recognized in other accumulated comprehensive income and any ineffective portion is recognized in operating income; the balance recorded in other accumulated comprehensive income is subsequently recognized in income in the same period as the hedged item affects income.

Share-based payments

Elster Group has a Long-Term Incentive Plan (“LTIP”) that provides for the award of unvested American Depository Shares (“ADSs”), each of which represent one-fourth of an ordinary share, to key employees and non-employee directors. Compensation cost is based on the grant-date fair value of the awards and is recognized, net of estimated forfeitures due to termination of employment, on a straight-line basis over the requisite service period of the award and depending on the evaluation of certain performance conditions.

During the first quarter of 2012, Elster Group granted 656,895 unvested ADS awards. One half of the awards are subject to a three-year service period and a market condition measured over three years involving stock price return compared to a peer group and generally vest after four years and depending on the results of the market condition (“target stock price return” or TSR awards). The other half of the awards are subject to a three-year service period and performance condition involving earnings per share growth three years after the grant and generally vest after four years depending on the results of the performance condition (“EPS awards”). The awards are nontransferable during the vesting period and the participants are not entitled to the rights of an outstanding share, including dividend rights. There are no post-vesting restrictions on shares granted to participants. Except in limited circumstances such as retirement or redundancy, awards will lapse without vesting if an employee leaves our company during the service period.

The grant date fair value for the 2012 EPS award was $14.01, which was determined based on the closing price of Elster’s ADSs on the grant date. The TSR award has a market condition and the company is required to estimate the results of the market condition in the grant date fair value of the award. We used a Monte Carlo model to estimate the 2012 grant date fair value of $8.40, which is 60% of the closing price of Elster’s ADSs on the grant date.

The assumptions used in the Monte Carlo model to estimate the 2012 grant date fair value for the TSR awards are as follows:

2012
Grant date fair value of unvested ADS	$8.40
Assumptions used to determine fair value
Dividend yield	0%
Risk-free rate of return	0.45%
Expected life of awards (years)	4
Expected volatility	30.8%

The dividend yield considers the historical dividend yield paid by the company and expected dividend yield over the life of the awards. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected life of the award is based on the vesting period for non-vested ADS awards. Expected volatility is a proxy volatility calculated based on the average of the three-year volatility of our peers’ historical share price, since the company’s shares do not have an established history of trading.

F-8

The compensation cost for share-based payment awards recognized in the Statement of Operations and additional paid-in capital by period is presented below:

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
	(in thousands)
LTIP compensation cost	$766	$210	$1,258	$609

Warranty provisions

Elster Group offers warranties on its products. The estimated cost of warranty claims is accrued based on historical and projected product performance trends and costs. Warranty claims are reviewed in order to identify potential warranty trends. If an unusual trend is noted, an additional warranty accrual may be recorded when a failure event is probable and the cost can be reasonably estimated. Management continually evaluates the sufficiency of the warranty provision and makes adjustments when necessary.

The following table presents the change in the warranty provision for the three and six months ended June 30, 2012 and 2011:

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
	(in thousands)
Beginning balance	$29,572	$32,426	$29,742	$31,564
Warranties issued	10,120	6,016	12,776	7,884
Utilization	-3,522	-2,930	-6,627	-4,657
Changes in estimates and transfers	148	-1,122	-197	-1,427
Foreign exchange fluctuation	-1,233	293	-609	1,319
Ending Balance	$35,085	$34,683	$35,085	$34,683

Thereof
Current	30,179	26,887	30,179	26,887
Noncurrent	4,906	7,796	4,906	7,796

The warranties issued in the three and six months ended June 30, 2012 includes an estimate for a probable warranty provision of $7,098 related to a product in the water segment. The net charge recorded for the three months ended June 30, 2012 in the cost of revenues line item for this warranty issue is $1,641 after consideration of probable recoveries from insurance and a supplier.

F-9

3.	Charges, credits and other items of disclosure

Management Adjustments to Segment Profit

A total of $5,146 and $25,896 have been adjusted to segment profit in the Segment Reporting footnote (Note 13) for the three and six months ended June 30, 2012, respectively. The management adjustments are for the Reinvestment Program and Other Charges as described below.

Reinvestment Program

In the first quarter of 2012 Elster’s Administrative Board authorized a reinvestment program with planned actions that include consolidating operations and sites mainly in North America and in Europe, relocating certain product-lines to other existing Elster businesses and increasing Elster’s mix of production in low-cost countries. The planned consolidation of operations includes the closure of four major facilities and the reduction in the number of our small and mid-sized facilities. In addition, the program includes the consolidation of administration structures in particular across our finance, procurement and human resources functions. Program activities started in the first quarter of 2012 and are expected to continue through 2014. Elster estimates the total cost for the program to be in the range of $40,000 to $60,000. The majority of the estimated cost is for involuntary employee terminations in the Water and Gas segments. In addition, the program will involve accelerated depreciation and amortization of property, plant and equipment that will not be relocated to a different site.

A summary of the reinvestment program cost by segment for the three and six months ended June 30, 2012 is as follows:

Three Months Ended June 30, 2012	Gas	Electricity	Water	Total
	(in thousands)
Employee severance	$-382	$216	$59	$-107
Retention bonuses	18	288	205	511
Asset impairment	0	0	0	0
Inventory write-down	0	0	0	0
Other program cost	154	11	103	268
Total reinvestment program cost	$-210	$515	$367	$672

Six Months Ended June 30, 2012	Gas	Electricity	Water	Total
	(in thousands)
Employee severance	$6,296	$920	$8,401	$15,617
Retention bonuses	18	288	294	600
Asset impairment	0	0	148	148
Inventory write-down	0	0	658	658
Other program cost	166	159	3,152	3,477
Total reinvestment program cost	$6,480	$1,367	$12,653	$20,500

The employee severance cost is for involuntary terminations primarily in Europe. Elster Group recorded liabilities for termination benefits based on the applicable labor and employment laws, collective bargaining agreements or communicated policies. The severance benefits are based on estimates and subject to adjustment upon the completion of the program.

Certain employees have been offered retention bonuses that can be earned by providing service over a specified transition period; the cost for retention bonuses is expensed ratably over the required service period.

Other program cost is primarily related to the discontinuation of a specific communication product in our Water segment that was sold in North America. The cost includes an estimate to provide a number of customers with a third party replacement product due to the decision to discontinue future support and development of this specific product. The asset impairment and inventory write-down also result from exiting this product.

F-10

The charges for the reinvestment program are recognized in the following captions of the statement of operations for the three and six months ended June 30, 2012:

	Three Months Ended June 30,	Six Months Ended June 30,
	2012	2012
	(in thousands)
Cost of sales	$386	$14,000
Selling expenses	33	2,237
General and administrative expenses	212	3,046
Research and development expenses	41	1,217
Total	$672	$20,500

Elster also incurred accelerated depreciation and amortization of $286 and $599 for the three and six months ended June 30, 2012 due to the reduction in remaining useful lives for certain property, plant and equipment and intangible assets associated with the reinvestment program.

The following table presents the rollforward of the reinvestment program provision for the three and six months ended June 30, 2012:

	Three Months Ended June 30,	Six Months Ended June 30,
	2012	2012
	(in thousands)
Beginning balance	$18,975	$0
Accrued	562	19,342
Payments made	-674	-674
Releases	-382	-382
Foreign exchange fluctuation	-422	-227
Ending balance	$18,059	$18,059
Thereof
Current	$18,059	$18,059
Noncurrent	$0	$0

The provision is included in the line item other current liabilities in the consolidated balance sheet.

Other Charges

In the three and six months ended June 30, 2012 Elster recorded other charges of $4,474 and $5,396, respectively. The charges for the three months ended June 30, 2012 are for legal, financial advisor and other fees incurred in conjunction with a proposed acquisition of Elster by the launch of a tender offer by Melrose PLC on July 9, 2012 to acquire all of Elster’s outstanding shares. These costs are included in the line item other operating income (expense), net of the consolidated statements of operations. Certain additional such fees are contingent on the successful consummation of such tender offer, and if successful, we estimate a range between $15,000 and $21,000 in incremental legal and advisory fees will be incurred upon consummation which is expected for the third quarter of 2012.

The charges for the six months ended June 30, 2012 also include contract fulfillment cost for the previous Chief Financial Officer who left Elster in the first quarter of 2012.

F-11

4.	Earnings per share

The following table summarizes the information used to compute earnings per share for the three and six months ended June 30:

	Three Months Ended June 30,		Six Months ended June 30,
	2012	2011	2012	2011
Numerator - Basic and Dilutive
Net income attributable to ordinary shareholders - basic and diluted	$19,206	$14,360	$27,469	$38,256

Denominator - Basic and Dilutive
Basic weighted average number of ordinary shares outstanding	28,218,879	28,220,041	28,219,463	28,220,041
Effect of dilutive securities - unvested shares	42,292	18,134	22,485	16,421
Diluted weighted average number of ordinary shares outstanding	28,261,171	28,238,175	28,241,948	28,236,462

5.	Inventories

Inventories consist of the following:

	June 30, 2012	December 31, 2011
	(in thousands)
Raw materials	$130,267	$122,972
Work in progress	18,572	18,566
Finished goods	42,073	43,082
Total gross inventories before inventory reserves	$190,912	$184,620
Reserves	-22,075	-21,519
Inventories	$168,837	$163,101

F-12

6.	Property, plant and equipment

Property, plant and equipment, including assets under capital lease, consist of the following as of June 30, 2012 and December 31, 2011:

June 30, 2012	Cost	Accumulated Depreciation	Net
	(in thousands)
Land	$30,082	$357	$29,725
Buildings	57,621	22,627	34,994
Plant and machinery	213,810	121,787	92,023
Other equipment	42,347	20,507	21,840
Construction in Progress	18,697	0	18,697
Property, plant and equipment	$362,557	$165,278	$197,279

December 31, 2011	Cost	Accumulated Depreciation	Net
	(in thousands)
Land	$30,785	$347	$30,438
Buildings	58,576	21,397	37,179
Plant and machinery	200,011	110,584	89,427
Other equipment	39,360	17,519	21,841
Construction in Progress	17,692	0	17,692
Property, plant and equipment	$346,424	$149,847	$196,577

Depreciation expense for the three months ended June 30, 2012 and 2011 was $9,927 and $10,673 and for the six months ended June 30, 2012 and 2011 was $19,804 and $20,831, respectively.

7.	Goodwill and other intangible assets

Intangible assets consist of the following:

June 30, 2012	Cost	Accumulated Amortization	Net
	(in thousands)
Trade names and brands	$26,441	$9,092	$17,349
Customer related assets	211,171	126,048	85,123
Contract-based intangible assets	57,919	50,631	7,288
Technology-related intangible assets	141,520	96,457	45,063
Other intangible assets	$437,051	$282,228	$154,823
Goodwill	$904,304	$0	$904,304

December 31, 2011	Cost	Accumulated Amortization	Net
	(in thousands)
Trade names and brands	$26,885	$8,791	$18,094
Customer related assets	213,896	118,016	95,880
Contract-based intangible assets	59,169	49,422	9,747
Technology-related intangible assets	143,723	92,002	51,721
Other intangible assets	$443,673	$268,231	$175,442
Goodwill	$919,060	$0	$919,060

Amortization expense for the three months ended June 30, 2012 and 2011 was $9,321 and $10,799 and for the six months ended June 30, 2012 and 2011 was $18,827 and $21,282, respectively.

The change in goodwill balance from December 31, 2011 to June 30, 2012 is a result of changes in foreign exchange rates.

F-13

8.	Pension and other long-term employee benefits

The components of net periodic benefit costs for pension benefit plans for the three and six months ended June 30, 2012 and 2011 are:

	Three Months Ended June 30,		Six Months Ended June 30,
German plans	2012	2011	2012	2011
	(in thousands)
Service cost	$328	$297	$663	$580
Interest cost	1,131	1,314	2,288	2,563
Amortization of net gain	-5	-17	-10	-34
Net periodic benefit cost	$1,454	$1,594	$2,941	$3,109

	Three Months Ended June 30,		Six Months Ended June 30,
Foreign plans	2012	2011	2012	2011
	(in thousands)
Service cost	$122	$103	$246	$202
Interest cost	909	970	1,817	1,933
Expected return on plan assets	-995	-954	-1,991	-1,902
Amortization of net loss	174	73	347	145
Net periodic benefit cost	$210	$192	$419	$378

The components of net periodic benefit costs for other employee benefit plans for the three and six months ended June 30, 2012 and 2011 are:

	Three Months Ended June 30,		Six Months Ended June 30,
German plans	2012	2011	2012	2011
	(in thousands)
Service cost	$298	$319	$602	$622
Interest cost	71	86	143	167
Net periodic benefit cost	$369	$405	$745	$789

	Three Months Ended June 30,		Six Months Ended June 30,
Foreign plans	2012	2011	2012	2011
	(in thousands)
Service cost	$70	$107	$141	$183
Interest cost	253	297	506	595
Amortization of prior service credits	-301	-311	-602	-622
Amortization of net gain	-225	-240	-450	-481
Net periodic benefit credit	$-203	$-147	$-405	$-325

Elster expects to pay $3,692 in contributions to defined benefit plans in 2012. Elster has made contributions of $1,978 for the six months ended June 30, 2012.

F-14

9.	Changes in Equity

	2012			2011
Three Months Ended June 30,	Total equity attributable to Elster Group SE	Noncontrolling interests	Total equity	Total equity attributable to Elster Group SE	Noncontrolling interests	Total equity
	(in thousands)
Beginning balance	$728,115	$13,614	$741,729	$687,557	$9,210	$696,767
Share-based compensation arrangement	766	0	$766	210	0	$210
Dividends paid to noncontrolling interests	0	0	$0	0	-81	$-81
Treasury share purchases	-270	0	$-270	0	0	$0
Changes in actuarial gains (losses) and past service costs, net of tax effect of $137 and $181 in 2012 and 2011 respectively	-193	0	$-193	-317	0	$-317
Foreign currency translation adjustments	-25,768	-549	$-26,317	6,912	-206	$6,706
Change in fair value of cash flow hedges, net of tax effect of $-35 and $-58 in 2012 and 2011 respectively	81	0	$81	125	0	$125
Net income	19,206	1,406	$20,612	14,360	655	$15,015
Ending balance	$721,937	$14,471	$736,408	$708,847	$9,578	$718,425

	2012			2011
Six Months Ended June 30,	Total equity attributable to Elster Group SE	Noncontrolling interests	Total equity	Total equity attributable to Elster Group SE	Noncontrolling interests	Total equity
	(in thousands)
Beginning balance	$706,036	$12,213	$718,249	$640,714	$15,515	$656,229
Share-based compensation arrangement	1,258	0	$1,258	609	0	$609
Dividends paid to noncontrolling interests	0	0	$0	0	-6,400	$-6,400
Treasury share purchases	-270	0	$-270	0	0	$0
Changes in actuarial gains (losses) and past service costs, net of tax effect of $291 and $384 in 2012 and 2011 respectively	-427	0	$-427	-609	0	$-609
Foreign currency translation adjustments	-12,124	-225	$-12,349	29,324	-1,171	$28,153
Change in fair value of cash flow hedges, net of tax effect of $2 and $-243 in 2012 and 2011 respectively	-5	0	$-5	553	0	$553
Net income	27,469	2,483	$29,952	38,256	1,634	$39,890
Ending balance	$721,937	$14,471	$736,408	$708,847	$9,578	$718,425

Treasury Stock

On September 30, 2010, our shareholders authorized us to repurchase our shares and/or our ADSs for a period until September 30, 2015. During the three months ended June 30, 2012, Elster Group repurchased 4,900 shares (19,600 ADSs) under this authorization; the cost is presented as treasury stock in the consolidated balance sheets.

F-15

10.	Derivative financial instruments

Certain of Elster Group’s subsidiaries are exposed to changes in foreign currency exchange rates in connection with future payments or balances denominated in foreign currencies. The Group has set forth in a treasury guideline that all of its operations are to use forward currency contracts to manage their currency exposures under the supervision of Elster Group’s treasury department. It is the Group’s policy to enter into forward contracts only to hedge currency risks arising from underlying business transactions. The contracts are either designated as a cash-flow hedging instrument or are not designated. The main currencies in which Elster Group is engaged are USD, GBP and EUR. Depending on the nominal amount of the underlying transactions, foreign currency transactions denominated in other currencies may also be managed through Elster Group treasury.

The notional amount of foreign currency forward contracts not designated for hedge accounting was $44,935 and $27,180 as of June 30, 2012 and December 31, 2011, respectively. The change in fair value for these contracts is recognized in operating income and amounted to gains of $196 and $125 during the three months ended June 30, 2012 and 2011 and to gains of $1,362 and $191 during the six months ended June 30, 2012 and 2011, respectively.

The notional amount of foreign currency forward contracts designated for cash flow hedge accounting was $63,094 and $1,732 as at June 30, 2012 and December 31, 2011. During the three months ended June 30, 2012 and 2011, we reclassified a gain of $233 and a loss of $156 from other comprehensive to income due to hedged items affecting income. For the three months ended June 30, 2012 and 2011 we recognized a gain of $314 and a loss of $31 in other comprehensive income for the change in fair value of foreign currency forward contracts designated for cash flow hedge accounting; for the six months ended June 30, 2012 and 2011 we recognized a loss of $5 and a gain of $553.

Elster Group subsidiaries, mainly in the Euro zone, the United Kingdom and in the United States of America, are also exposed to interest rate risks. In certain periods Elster Group recognized on its balance sheet a number of interest rate swap agreements that have not been designated as hedging instruments. The changes in fair value are recognized within interest expenses. The aggregated notional amount of the interest rate swaps outstanding was $0 and $488,774 as of June 30, 2012 and December 31, 2011, respectively. The change in fair value for the interest rate swaps amounted to a decrease in the liability of $1,359 and $2,423 during the three months ended June 30, 2012 and 2011 and a decrease in the liability of $2,796 and $8,839 during the six months ended June 30, 2012 and 2011.

Embedded derivatives relate to contracts to purchase or sell non-financial assets in a foreign currency other than the currency in which the price of such assets is routinely denominated in international commerce.

The Company is also exposed to the risk that counterparties to derivative contracts will fail to meet their contractual obligations. The Company seeks to minimize this risk by entering into arrangements with counterparties with high credit ratings.

F-16

11.	Fair value measurements

Fair value measurements are categorized according to a three-tier hierarchy, which prioritizes the inputs used in estimating fair values:

(i) Level 1 is defined as observable input, such as quoted prices in active markets;
(ii) Level 2 is defined as inputs other than quoted prices in active markets, that are directly or indirectly observable; and
(iii) Level 3 is defined as unobservable inputs for which little or no market data exists, and therefore, requires an entity to develop its own assumptions.

The following table discloses the applicable hierarchy of estimates for the Company’s derivative instruments, which are the only financial instruments measured at fair value on a recurring basis:

	Fair values as of	Fair value measurements using fair value hierarchy
	June 30, 2012	Level 1	Level 2	Level 3
			(in thousands)
Assets
Foreign currency forward contracts	$470		$470
Foreign currency forward contracts used in a cash flow hedge relationship	464		464
Embedded derivatives	319		319

Liabilities
Foreign currency forward contracts	$134		$134
Foreign currency forward contracts used in a cash flow hedge relationship	11		11
Embedded derivatives	290		290

	Fair values as of	Fair value measurements using fair value hierarchy
	December 31, 2011	Level 1	Level 2	Level 3
			(in thousands)
Assets
Foreign currency forward contracts	$501		$501
Embedded derivatives	654		654

Liabilities
Foreign currency forward contracts	$1,379		$1,379
Foreign currency forward contracts used in a cash flow hedge relationship	26		26
Interest rate swaps	2,796		2,796
Embedded derivatives	492		492

The fair value of interest rate swaps is calculated by discounting the future cash flows on the basis of the market interest rates applicable for the remaining term of the contract as of the balance sheet date. To determine the fair value of foreign currency forward contracts and embedded derivates as well, the forward rate is compared to the current forward rate for the remaining term of the contract as of the balance sheet date. The result is then discounted on the basis of the market interest rate prevailing at the balance sheet date for the respective currency.

F-17

The following table presents the carrying amounts and fair values of Elster Group’s financial instruments:

	June 30, 2012		December 31, 2011
	Carrying amount	Fair value	Carrying amount	Fair value
	(in thousands)
Cash and cash equivalents	$111,688	$111,688	$83,952	$83,952
Financial assets recognized at cost
Account receivables (without customer contracts)	254,760	254,760	251,914	251,914
Other assets	6,430	6,430	6,909	6,909
Financial assets at fair value
Derivatives recognized at fair value through income	789	789	1,155	1,155
Derivatives designated as hedging instruments	464	464	0	0

Financial liabilities recognized at amortized cost
Accounts payables	207,320	207,320	203,115	203,115
Senior notes	314,750	344,230	323,474	313,582
All other debt	250,190	250,190	256,144	256,143
Other current and non current liabilities	42,291	42,291	43,330	43,330
Financial liabilities at fair value
Derivatives recognized at fair value through income	424	424	4,667	4,667
Derivatives designated as hedging instruments	11	11	26	26

The majority of financial assets have short maturities and therefore the fair value does not significantly differ from the carrying amount.

The fair value of the Senior Notes is based on a quoted price. The other debt has variable interest rates and therefore the fair value does not significantly differ from the carrying amount.

Other current and non current liabilities include $37,333 for the fair value of consideration outstanding from the 2009 acquisition of EnergyICT N.V., Kortrijk, Belgium. This amount is included in other current liabilities in the consolidated balance sheet and this final payment is due in the third quarter of 2012.

12.	Related party disclosures

Elster Group has business relationships with subsidiaries outside the scope of consolidation and other associates that are deemed related parties.

During the three months ended June 30, 2012 and 2011, Elster Group generated revenues with related parties of $6,313 and $8,258. During six months ended June 30, 2012 and 2011 revenues with related parties amounted to $13,542 and $17,435, respectively. As of June 30, 2012 and December 31, 2011, the Company had receivables due from related parties of $7,589 and $5,900 and payables due to related parties of $8,396 and $3,619.

F-18

13.	Segment reporting

The following tables present revenue and operating results information regarding Elster Group’s operating segments for the three and six months ended June 30, 2012 and 2011. Segment working capital comprises those balance sheet positions which represent the operating activities of the segment.

Corporate includes activities which are not allocated to any of the operating segments, as well as the effects from consolidation.

	Gas		Electricity		Water
	Jun 2012	Jun 2011	Jun 2012	Jun 2011	Jun 2012	Jun 2011
Consolidated Statements of Operations for the three months ended	(in thousands)
Total revenues	$256,271	$275,068	$121,229	$117,258	$91,352	$102,380
thereof to external customers	255,846	274,838	117,919	111,789	89,635	100,043
thereof to other segments	425	230	3,310	5,469	1,717	2,337
Segment profit	$58,087	$64,350	$11,797	$12,531	$4,704	$4,949

	Total Segments		Corporate and Elimination		Consolidated Totals
	Jun 2012	Jun 2011	Jun 2012	Jun 2011	Jun 2012	Jun 2011
Consolidated Statements of Operations for the three months ended	(in thousands)
Total revenues	$468,852	$494,706	$-5,452	$-8,036	$463,400	$486,670
thereof to external customers	463,400	486,670	0	0	463,400	486,670
thereof to other segments	5,452	8,036	-5,452	-8,036	0	0
Segment profit	$74,588	$81,830	$-12,373	$-11,872	$62,215	$69,958

Management Adjustments:
Reinvestment program cost					-672	0
Other management adjustments					-4,474	0
Previous period employee termination and exit costs					0	-963
Total Management Adjustments					-5,146	-963
Depreciation and Amortization					-19,248	-21,461
Interest expense, net					-8,101	-12,146
Loss on extinguishment of debt					0	-13,438
Income tax expense					-9,108	-6,935
Net income					$20,612	$15,015

F-19

	Gas		Electricity		Water
	Jun 2012	Jun 2011	Jun 2012	Jun 2011	Jun 2012	Jun 2011
Consolidated Statements of Operations for the six months ended	(in thousands)
Total revenues	$514,741	$530,799	$217,138	$216,696	$189,128	$198,771
thereof to external customers	513,925	530,115	210,303	206,871	185,879	193,567
thereof to other segments	816	684	6,835	9,825	3,249	5,204
Segment profit	$121,337	$129,167	$14,095	$16,212	$13,076	$12,132

	Total Segments		Corporate and Elimination		Consolidated Totals
	Jun 2012	Jun 2011	Jun 2012	Jun 2011	Jun 2012	Jun 2011
Consolidated Statements of Operations for the six months ended	(in thousands)
Total revenues	$921,007	$946,266	$-10,900	$-15,713	$910,107	$930,553
thereof to external customers	910,107	930,553	0	0	910,107	930,553
thereof to other segments	10,900	15,713	-10,900	-15,713	0	0
Segment profit	$148,508	$157,511	$-23,223	$-25,344	$125,285	$132,167

Management Adjustments:
Management adjustments prior to the second quarter 2011:
Foreign currency exchange effects					0	1,518
Business process reengineering and reorganisation costs					0	-835
IT project costs					0	-344
Continuing management adjustments after the second quarter 2011:
Reinvestment program cost					-20,500	0
Other management adjustments					-5,396	0
Previous period employee termination and exit costs					0	-1,076
Total Management Adjustments					-25,896	-737
Depreciation and Amortization					-38,631	-42,101
Interest expense, net					-17,366	-19,048
Loss on extinguishment of debt					0	-13,438
Income tax expense					-13,440	-16,953
Net income					$29,952	$39,890

	Gas		Electricity		Water
Consolidated Balance Sheets	Jun 2012	Dec 2011	Jun 2012	Dec 2011	Jun 2012	Dec 2011
	(in thousands)
Segment working capital	$133,104	$118,669	$51,557	$61,605	$51,991	$52,816

	Total Segments		Corporate and Elimination		Consolidated Totals
Consolidated Balance Sheets	Jun 2012	Dec 2011	Jun 2012	Dec 2011	Jun 2012	Dec 2011
	(in thousands)
Segment working capital	$236,652	$233,090	$-6,238	$-7,481	$230,414	$225,609

Accounts receivable/payable with associates					1,824	-2,184
Advanced payments received and deferred revenue					26,598	20,691
Current assets (other than accounts receivable and inventories)					202,892	166,026
Accounts payable					207,320	203,115
Noncurrent assets					1,322,981	1,358,092
Total assets					$1,992,029	$1,971,349

F-20

Decisions by the chief operating decision maker on how to allocate resources and assess performance are based on a reported measure of segment profit. The segment profit, used for purposes of such decisions, does not include depreciation and amortization, interest and income taxes and certain adjustments identified by management. Prior to the second quarter of 2011, the adjustments identified by management were derived from the definition of Adjusted EBITDA in our old Senior Facilities Agreement (“SFA”). In connection with the refinancing that occurred in the second quarter of 2011, the SFA was terminated. As a result of the refinancing and our initial public offering in 2010, the level of indebtedness decreased significantly. Management reconsidered the transactions that warrant adjustments to determine segment profit in periods subsequent to the refinancing and has restricted such adjustments to significant non-recurring items including employee termination and exit cost activities. As a result of this change to our segment profit, items such as foreign currency exchange effects, strategy development costs, IT project cost, etc. were no longer subject to adjustment after March 31, 2011. Segment profit for the three and six months ended June 30 is reconciled to net income in the respective tables above.

F-21

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis of our financial condition and results of operations is based on, and should be read in conjunction with, our unaudited interim condensed consolidated financial statements and the accompanying notes and other financial information included elsewhere in this Report and our audited annual financial statements and the accompanying notes and other financial information included in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, or SEC, on March 2, 2012. We have prepared our unaudited interim condensed consolidated financial statements in accordance with U.S. GAAP.

This discussion contains forward-looking statements. Statements that are not statements of historical fact, including expressions of our beliefs and expectations, are forward-looking in nature and are based on current plans, estimates and projections. Forward-looking statements speak only as of the date they are made and we undertake no obligation to update forward-looking statements in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause our actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the headings “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on March 2, 2012 and “Special Note Regarding Forward-Looking Statements”.

Overview

We are a global provider of gas, electricity and water meters and related communications, networking and software solutions with operations in more than 30 countries. Our diverse portfolio of products and solutions are used to accurately and reliably measure gas, electricity and water consumption as well as enable energy efficiency and conservation. We sell our products and solutions to utilities, distributors and industrial customers across gas, electricity, water and multi-utility settings for use in residential and commercial and industrial (“C&I”) settings. Our customers operate in more than 130 countries and include numerous large, medium and small utilities.

Our gas products and solutions are used in residential and C&I settings and are installed for a number of applications at various points along the gas distribution network, starting at the point of exploration and production and continuing throughout the transmission network. The gas industry requires downstream distribution metering at both main lines and service lines. In addition, other components in the gas distribution network play key safety roles in the gas industry by controlling pressure, switching supply on and off, as well as detecting leakage and pressure drops. Our product portfolio includes a broad range of mechanical and solid state meters (in which mechanical components and electronic devices, respectively, measure the flow of gas) and related components for residential and C&I use and related solutions, such as automated meter reading (“AMR”), advanced metering infrastructure (“AMI”), remote flow control, consumption regulation, measurement and meter data management (“MDM”) software solutions. Metering products and solutions also play an important role in the expansion of natural gas production and consumption worldwide as well as the related investment in natural gas infrastructure, a trend which is referred to as gasification. Encouraging conservation, reducing carbon dioxide and other emissions and promoting more efficient use of energy and scarce natural resources are important factors in investment in natural gas infrastructure. Economic growth and increases in population and the number of domestic households worldwide drive global energy demand. Especially in regions that are urbanizing, still industrializing or developing, such as countries in Asia and South America, there will be an increased need for energy. At the same time, due to concerns about climate change, efforts are being directed towards achieving a low-carbon energy mix in all parts of the world. Challenging conditions in Europe in the first six months of 2012, in particular the depreciation of the euro were partly offset by increased revenues in most product lines in North America, particularly for gas distribution products and complemented by increased demand for C&I gas meters, regulator products and gas metering-related services. Much of this benefit is related to ongoing gas infrastructure investment in North America. In addition, revenues also were positively impacted by the continued strong performance of our gas utilization product portfolio.

1

Elster electricity meters, communications and energy management platforms are engineered for residential, C&I and interchange metering applications, at the delivery point to the consumer and at various points within the electricity grid. Our products include transmission and distribution meters, which are high-performance meters designed to measure the flow of electricity within a utility's grid. We offer numerous technologies to our electricity customers that can be adapted to the specifics of each market and the requirements of each customer, which include security functions, plug & play capabilities and IP-based protocols. In addition, our electricity segment offers common communications technologies such as radio frequency (“RF”) mesh, power line carrier communications (“PLC”) and cellular communications. We continued to deploy EnergyAxis solutions, our comprehensive portfolio of Smart Offerings solutions, in several countries in the Americas and Oceania for a range of mid-sized and large electricity and multi-utilities. We define Smart Offerings to include AMR, AMI and Smart Grid solutions and individual products, components and services for use in the Smart Grid. The term Smart Grid is commonly used to refer to any gas, electricity or water network that allows utilities to measure and control production, transmission and distribution more efficiently through the use of communications technology. Our utility customers have deployed smart meters in 105 EnergyAxis systems worldwide. In the first six months of 2012, revenues in our electricity segment increased slightly, compared to the first six months of 2011, driven by several small- and mid-sized projects in the United States, which began in late 2011 and early 2012, and offset weakness in Canada. In addition, revenue growth in Latin America and Middle East and North Africa was offset by revenue decreases in Europe and to a lesser extent, in Asia and Oceania.

Within our water segment we offer a comprehensive water metering product portfolio covering brass and polymer based mechanical and solid state meters (in which water is measured by mechanical or electronic devices, respectively) for residential and C&I applications. Most of our meters can be equipped with pulse or encoded output devices for easy connection to reading, billing or water management systems, and cold and warm water versions are available on most product designs. We also work with other systems providers to develop AMR solutions, including meters with integrated radio technology for our sub-metering products. These products enable smaller system providers to utilize our technology in their solution offering. In our water segment, we recorded lower revenues particularly in Western Europe, primarily for our residential product portfolio. Economic uncertainty appears to be negatively impacting utility investments in certain European markets. We recorded higher revenues in the Middle East and North Africa, as a result of improved overall conditions in our markets. Our revenues in Oceania were positively impacted by increased project-related demand for residential meters and Smart Offerings. Revenues in North America remained stable and were positively impacted by project-related revenues.

The foregoing factors resulted in a slight decrease in aggregate revenue of $20.5 million, or 2.2%, to $910.1 million in the first six months of 2012 from $930.6 million in the first six months of 2011. During the first six months of 2012, changes in foreign exchange rates, predominantly by the weakening of the euro compared to major foreign currencies, primarily to the US dollar, had a negative impact on our results. Had we translated our revenues for the first six months of 2012 from our entities that have functional currencies other than the U.S. dollar into dollars using the exchange rates of the first six months of 2011 (referred to as a constant currency basis), we would have recorded revenues of $956.2 million, which would have been 2.8% higher than in the first six months of 2011.

2

Our net income was $30.0 million in the six months ended June 30, 2012, compared to net income of $39.9 million in the six months ended June 30, 2011. The net income attributable to Elster Group SE was $27.5 million in the first six months of 2012, compared to net income attributable to Elster Group SE of $38.3 million in the first six months of the prior year. The decrease is largely attributable to charges for our reinvestment program of $20.5 million coupled with a lower sales volume. This was to a certain extent offset by lower operating costs and decreased financial expenses.

During the first six months of 2012, we recognized cash flows from operating activities of $59.0 million, as compared to cash flows from operating activities of $75.1 million in the first six months of 2011. The reinvestment program only slightly affected operating cash flow as those charges will result in cash outflows later in the year.

Backlog and Total Contracted Future Revenues

In the first six months of 2012, we booked new orders of $1,004.1 million into our backlog, which we refer to as new order intake. This was up $3.7 million, or 0.4%, from $1,000.4 million of new order intake in the six months ended June 30, 2011. On a constant currency basis, our new order intake grew by $73.7 million, or 7.4%, with all three segments contributing to the increase. The electricity segment recorded the highest increase compared to the prior-year period, as we booked one large contract in North America.

We define our total order backlog as open purchase orders across the entire company. Our total order backlog as of June 30, 2012, was $576.5 million, compared to $527.2 million as of June 30, 2011. We define our total contracted future revenues as our total order backlog plus additional contract revenues under awarded contracts with an initial value of $500,000 or more. Additional contract revenues represent contracted deliverables for which orders have not yet been placed (and therefore do not include anything that we define as backlog). At June 30, 2012, our total contracted future revenues were more than $1,030 million compared to more than $1,070 million at the end of the second quarter of 2011. The decrease was driven by unfavorable currency effects. On a constant currency basis, our total contracted future revenues increased, which was driven by higher total order backlog, driven primarily by the electricity segment. The increase in total order backlog was partly offset by lower contract revenues across the gas and water segments. In the first six months of 2012, additional contract revenues include, among others, orders that we expect under several of our existing framework contracts for our gas utilization products in the short term and particularly in the mid term.

We cannot predict how many purchase orders will ultimately be placed under these awarded contracts.

3

Results of Operations

Three and Six Months ended June 30, 2012 Compared to Three and Six Months ended June 30, 2011.

Revenues. The following table presents our revenues for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
	(in $ millions)
Revenues	463.4	486.7	910.1	930.6

Our revenues decreased by $20.5 million, or 2.2%, to $910.1 million in the six months ended June 30, 2012 compared to revenues of $930.6 million in the six months ended June 30, 2011. On a constant currency basis, our revenues increased by 2.8%. Our revenues, particularly in Europe, were impacted negatively by unfavorable currency effects, predominantly by the weakening of the euro compared to the US dollar. Operational growth was more than offset by the unfavorable currency translation effects.

In the six months ended June 30, 2012, revenues in our gas segment decreased by $16.1 million, or 3.0%, to $514.7 million compared to $530.8 million in the six months ended June 30, 2011. On a constant currency basis, gas segment revenues increased by 2.1%. The revenue decrease was affected by the less favorable market conditions in certain European markets, particularly in the second quarter of 2012. This offset strong second quarter growth in North America across product lines. The challenging European trends were offset partly by increased revenues in most product lines in North America, particularly for gas distribution products and complemented by increased demand for C&I gas meters, regulator products and metering-related services. Much of this benefit is related to ongoing gas infrastructure investment in North America. In addition, revenues were impacted positively by the continued strong performance of our gas utilization product portfolio.

In our electricity segment, revenues increased by $0.4 million, or 0.2%, to $217.1 million from $216.7 million in the first six months of 2012. On a constant currency basis, electricity segment revenues increased by 4.3%. The revenue increase was driven by several small- and mid-sized projects in the United States, which began in late 2011 and early 2012, and which offset weakness in Canada. In addition, revenue growth in Latin America and Middle East and North Africa was offset by revenue decreases in Europe and to a lesser extent, in Asia and Oceania.

Revenues in our water segment decreased by $9.7 million, or 4.9%, to $189.1 million in the first six months of 2012 from $198.8 million in the first six months of 2011. On a constant currency basis, water segment revenues increased by 0.7%. We recorded lower revenues particularly in Western Europe, primarily for our residential product portfolio as utility investments progress at a slower pace than in the first half of 2011. This more than offset higher revenues in the Middle East and North Africa, Oceania and, to a lesser extent, North America. We recorded higher revenues in the Middle East and North Africa as a result of improved overall conditions in key markets. Revenues in Oceania were impacted positively by increased project-related demand for residential meters and Smart Offerings, and revenues in North America were stable driven by project-related revenues.

4

In the three months ended June 30, 2012, our total revenues decreased $23.3 million, or 4.8% compared to the prior year period. On a constant currency basis, our total revenues increased by 2.2%. Revenues were negatively impacted by lower demand in our gas and water segment in particular in the European markets whereas the revenues in our electricity segment slightly increased largely driven by a higher demand in North America, compared to the second quarter of 2011.

For more information on our revenue development and trends, see “—Results of Operations by Segment in the Three and Six Months ended June 30, 2012 Compared to Three and Six Months ended June 30, 2011.”

Cost of revenues. The following table sets forth our cost of revenues, gross profit and related data for the periods indicated.

	Three Months Ended June 30,				Six Months Ended June 30,
	2012		2011		2012		2011
	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues
Cost of revenues	320.5	69.2	328.1	67.4	636.2	69.9	625.6	67.2
Gross profit	142.9	30.8	158.5	32.6	273.9	30.1	305.0	32.8

Our cost of revenues increased by $10.6 million, or 1.7%, in the first six months of 2012 compared to the six months ended June 30, 2011. This increase was primarily driven by reinvestment program charges included in cost of revenues of $14.0 million. The majority of the cost is for involuntary employee terminations at our manufacturing facilities and, to a lesser extent, inventory write-downs in our water segment. Our gross profit as a percentage of revenues decreased to 30.1% in the first six months of 2012 from 32.8% in the prior year period. Excluding charges for the reinvestment program as presented in Note 3 to our unaudited interim condensed consolidated financial statements included in this report, our gross profit as a percentage of revenues decreased slightly to 31.6% in the first six months of 2012. The gross profit was affected negatively by less favorable product and customer mix, in particular in our gas segment and, to a lesser extent, in our water segment.

In the second quarter of 2012, our cost of revenues decreased by $7.6 million, or 2.3% compared with the corresponding period of 2011, primarily due to lower revenues in the quarter. Expressed as a percentage of revenues, cost of revenues increased slightly. Our gross profit as a percentage of revenues decreased to 30.8% in the three months ended June 30, 2012 from 32.6% in the three months ended June 30, 2011.

Selling expenses. The following table sets forth information on our selling expenses for the periods indicated.

	Three Months Ended June 30,				Six Months Ended June 30,
	2012		2011		2012		2011
	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues
Selling expenses	45.1	9.7	47.3	9.7	91.6	10.1	91.4	9.8

Selling expenses increased by $0.2 million, or 0.2%, to $91.6 million, in the first six months of 2012 compared to the prior-year period. Selling expenses, expressed as a percentage of revenues, increased to 10.1%, up from 9.8% in the first six months of 2011. Management adjustments to selling expenses are presented in Note 3 to our unaudited interim condensed consolidated financial statements included in this report. Excluding these charges, selling expenses as a percentage of revenues remained constant at 9.8% in the first six months of 2012.

5

Selling expenses decreased by $2.2 million, or 4.7%, to $45.1 million in the second quarter of 2012 compared with the corresponding period in 2011 primarily due to lower revenues.

General and administrative expenses. The following table sets forth information on our general and administrative expenses for the periods indicated.

	Three Months Ended June 30,				Six Months Ended June 30,
	2012		2011		2012		2011
	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues
General and administrative expenses	33.3	7.2	36.9	7.6	70.0	7.7	74.0	8.0

Our general and administrative expenses decreased by $4.0 million, or 5.4%, to $70.0 million in the first six months of 2012 compared to the first six months of 2011. General and administrative expenses expressed as a percentage of revenues decreased to 7.7% from 8.0% in the prior-year period. Management adjustments to general and administrative expenses are presented in Note 3 to our unaudited interim condensed consolidated financial statements included in this report. Excluding these charges, general and administrative expenses decreased by $8.0 million in the first six months of 2012, driven largely by lower expenses for external services, decreasing to 7.3% of revenues compared to the first six months of 2011.

In the second quarter of 2012, our general and administrative expenses decreased by $3.6 million, or 9.8%, to $33.3 million driven mainly by lower expenses for external services.

 Research and development expenses. The following table sets forth information on our research and development expenses for the periods indicated.

	Three Months Ended June 30,				Six Months Ended June 30,
	2012		2011		2012		2011
	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues
Research and development expenses	23.9	5.2	27.3	5.6	48.8	5.4	53.5	5.7

Our research and development expenses decreased by $4.7 million, or 8.8%, to $48.8 million in the first six months of 2012, compared to the first six months of 2011. Expressed as a percentage of revenues, research and development expenses decreased to 5.4% in the first six months of 2012 from 5.7% in the first six months of 2011. Management adjustments to research and development expenses are presented in Note 3 to our unaudited interim condensed consolidated financial statements included in this report. Excluding these charges, research and development expenses decreased by $5.9 million in the first six months of 2012, largely driven by lower expenses for external services, temporary employees and the completion of some research and development projects, decreasing to 5.2% of revenues compared to 5.7% in the first six months of 2011.

6

Our research and development expenses decreased by $3.4 million, or 12.5%, to $23.9 million in the second quarter of 2012, compared to the prior-year period, driven by lower expenses for external services and temporary employees.

Other operating income (expense), net. The following table sets forth information on other operating income (expense), net for the periods indicated.

	Three Months Ended June 30,				Six Months Ended June 30,
	2012		2011		2012		2011
	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues
Other operating income (expense), net	-4.5	-1.0	-0.5	-0.1	-6.2	-0.7	1.1	0.1

Other operating income (expense), net, decreased by $7.3 million in the six months ended June 30, 2012 and $4.0 million in the three months ended June 30, compared with the corresponding period in 2011. Other operating income (expense), net, was impacted primarily by charges for legal, financial advisor and other fees in conjunction with a proposed acquisition of Elster which resulted in the start of a tender offer by Melrose PLC, to acquire all of Elster’s outstanding shares as presented in Note 3 to our unaudited interim condensed consolidated financial statements included in this report.

Interest expense, net. The following table sets forth information on interest expense, net for the periods indicated.

	Three Months Ended June 30,				Six Months Ended June 30,
	2012		2011		2012		2011
	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues
Interest expense, net	8.1	1.7	12.1	2.5	17.4	1.9	19.0	2.0

Interest expense decreased by $1.6 million, or 8.4%, to $17.4 million in the first six months of 2012 from $19.0 million in the first six months of 2011. This decrease resulted from lower interest expense on our debt, the early termination of one interest rate swap in context of the 2011 refinancing, lower guarantee costs and higher interest income. The positive effect was partly offset by lower gains from changes in the fair value of our interest rate swaps. All outstanding interest rate swaps matured end of June 2012, and we have not entered into new interest rate swaps. As a result, the aggregated notional amount of the interest rate swaps outstanding was $0 and $488.8 million as of June 30, 2012 and December 31, 2011, respectively. The change in fair value for the interest rate swaps amounted to a decrease in the liability of $1.4 million and $2.4 million during the three months ended June 30, 2012 and 2011, and a decrease in the liability of $2.8 million and $8.8 million during the six months ended June 30, 2012 and 2011.

7

Loss on extinguishment of debt. The following table sets forth information on loss on extinguishment of debt for the periods indicated.

	Three Months Ended June 30,				Six Months Ended June 30,
	2012		2011		2012		2011
	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues
Loss on extinguishment of debt	0.0	0.0	13.4	2.8	0.0	0.0	13.4	1.4

 In the second quarter of 2011, we refinanced all of the outstanding indebtedness under our old Senior Facility Agreement (“SFA”) which resulted in the principal repayment and the termination of the SFA. The refinancing resulted in a $13.4 million second quarter non-cash charge to write-off of unamortized debt issuance cost associated with the SFA. This charge is presented as loss on extinguishment of debt in the statement of operations.

Other income, net. The following table sets forth information on other income, net for the periods indicated.

	Three Months Ended June 30,				Six Months Ended June 30,
	2012		2011		2012		2011
	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues
Other income, net	1.7	0.4	1.0	0.2	3.4	0.4	2.1	0.2

Other income, net includes miscellaneous income, such as income from equity accounted investees and dividends from investments, and expenses not associated with other functional areas. Other income, net increased by $1.3 million in the six months ended June 30, 2012 compared with the corresponding period in 2011 primarily due to higher income from associated companies.

Income tax expense. The following table sets forth information on our income tax expense for the periods indicated.

	Three Months Ended June 30,				Six Months Ended June 30,
	2012		2011		2012		2011
	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues
Income tax expense	9.1	2.0	6.9	1.4	13.4	1.5	17.0	1.8

Our income tax expense decreased by $3.6 million to $13.4 million in the six months ended June 30, 2012, compared to the corresponding period in 2011, primarily as a result of lower income.

8

Net income. The following table sets forth information on net income for the periods indicated.

	Three Months Ended June 30,				Six Months Ended June 30,
	2012		2011		2012		2011
	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues
Net income	20.6	4.4	15.0	3.1	30.0	3.3	39.9	4.3

We recognized net income of $30.0 million in the six months ended June 30, 2012, a decrease of $9.9 million compared to net income of $39.9 million in the prior-year period. Net income was negatively impacted by charges related to our reinvestment program of approximately $14.1 million net of tax effects.

Results of Operations by Segment in the Three and Six Months ended June 30, 2012 Compared to the Three and Six Months ended June 30, 2011.

The following table sets forth operating data and segment profit for each of our three segments, gas, electricity and water.

	Gas		Electricity		Water		Gas		Electricity		Water
	Three Months Ended June 30,						Six Months Ended June 30,
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	(in $ millions)						(in $ millions)
Total revenues	256.3	275.1	121.2	117.3	91.4	102.4	514.7	530.8	217.1	216.7	189.1	198.8
thereof to external customers	255.8	274.8	117.9	111.8	89.6	100.0	513.9	530.1	210.3	206.9	185.9	193.6
thereof to other segments	0.4	0.2	3.3	5.5	1.7	2.3	0.8	0.7	6.8	9.8	3.2	5.2
Segment profit	58.1	64.4	11.8	12.5	4.7	4.9	121.3	129.2	14.1	16.2	13.1	12.1

We prepare our segment reporting in accordance with U.S. GAAP and report our segment profitability based on our internal reporting methodology for managing the segments, assessing results internally and allocating internal resources. This methodology may be different than that of other companies, and thus may not be comparable to similar measures reported by other companies.

We assess the performance of our segments using the measure “segment profit.” In determining segment profit, our management either adjusts for a number of items that it believes have little or no bearing on the day-to-day operating performance of our business segments or does not allocate those items to the segments. For further information regarding our segment results and changes we have made to the segment profit calculation commencing in the second quarter of 2011, see Note 13 to our unaudited interim condensed consolidated financial statements included in this report.

Gas

Revenues. In the first six months of 2012, gas segment revenues decreased by $16.1 million, or 3.0%, to $514.7 million from $530.8 million in the first six months of 2011. On a constant currency basis, gas segment revenues increased by 2.1%.

The revenue decrease was attributable to the less favorable market conditions in certain European markets, particularly in the second quarter of 2012. This offset strong second quarter growth in North America across product lines. In addition, gas segment revenues, particularly in Europe, were impacted negatively by unfavorable currency effects, predominantly by the weakening of the euro compared to the U.S. dollar.

9

The challenging European trends were partly offset by increased revenues in most product lines in North America, particularly for gas distribution products and complemented by increased demand for C&I gas meters, regulator products and gas metering-related services. Much of this benefit is related to ongoing gas infrastructure investment in North America.

Revenues also were positively impacted by the continued strong performance of our gas utilization product portfolio. In particular, demand for process heat products increased in the first six months of 2012 compared to the first six months of 2011.

Segment profit. Our gas segment profit decreased by $7.9 million, or 6.1% to $121.3 million in the first six months of 2012, compared to $129.2 million in the first six months of 2011. Gas segment profit margin decreased by about 0.7 percentage points to 23.6% in the six months ended June 30, 2012, from 24.3% in the six months ended June 30, 2011. On a constant currency basis, gas segment profit decreased 1.0% to $127.9 million. The segment profit decrease was driven primarily by decreased revenues, and, to a lesser extent, by a less favorable product and customer mix.

The segment profit in our gas segment includes $3.3 million in income from participations from segments of the Elster Group other than the gas segment in the first six months of 2012, a $1.4 million decrease from the same period of 2011.

For expenses related to our reinvestment program for the gas segment, see note 3 to our unaudited interim condensed consolidated financial statements included in this Report. These costs are not taken into account when calculating segment profit.

Electricity

Revenues. In the six months ended June 30, 2012, electricity segment revenues increased by $0.4 million, or 0.2%, to $217.1 million from $216.7 million in the six months ended June 30, 2011. On a constant currency basis, electricity revenues increased by 4.3%.

The revenue increase was driven by several small- and mid-sized projects in the United States, which began in late 2011 and early 2012, and which offset weakness in Canada. In addition, revenue growth in Latin America and Middle East and North Africa was offset by revenue decreases in Europe and to a lesser extent, in Asia and Oceania.

In addition, electricity segment revenues, particularly in Europe, were impacted negatively by unfavorable currency effects, predominantly by the weakening of the euro compared to the U.S. dollar.

Segment profit. Our electricity segment profit decreased by $2.1 million, or 13.0%, to $14.1 million in the six months ended June 30, 2012, from $16.2 million in the six months ended June 30, 2011. Electricity segment profit margin decreased by 1.0 percentage point to 6.5% in the six months ended June 30, 2012, from 7.5% in the six months ended June 30, 2011. On a constant currency basis, electricity segment profit decreased by 10.5%.

The segment profit decrease was related primarily to the shipment of lower-margin products and increased personnel costs in the six months ended June 30, 2012, compared to the six months ended June 30, 2011. We partially offset this decrease with strict cost controls. For expenses related to our reinvestment program for the electricity segment, see note 3 to our unaudited interim condensed consolidated financial statements included in this Report. These costs are not taken into account when calculating segment profit.

10

Water

Revenues.  In the six months ended June 30, 2012, water segment revenues decreased by $9.7 million, or 4.9%, to $189.1 million from $198.8 million in the first six months of 2011. On a constant currency basis, our revenues in the water segment increased by 0.7%.

We recorded lower revenues particularly in Western Europe, primarily for our residential product portfolio as utility investments progress at a slower pace than in the first half of 2011. We recorded higher revenues in the Middle East and North Africa as a result of improved overall conditions in key markets. Revenues in Oceania were impacted positively by increased project-related demand for residential meters and Smart Offerings, and revenues in North America were stable driven by project-related revenues.

In addition, water segment revenues, particularly in Europe, were impacted negatively by unfavorable currency effects, predominantly by the weakening of the euro compared to the U.S. dollar.

Segment profit.  The segment profit in our water segment increased by $1.0 million, or 8.3%, to $13.1 million in the first six months of 2012 from $12.1 million in the first six months of 2011. The segment profit margin increased by 0.8 percentage points, to 6.9% in the first six months of 2012 from 6.1% in the six months ended June 30, 2011. On a constant currency basis, our water segment profit increased by 12.4% to $13.6 million.

The increase in segment profit was driven by a reduction in raw material price pressure and continued cost controls. We also experienced less price pressure in specific markets compared to last year, while less favorable mix effects had an adverse effect on segment profit. For expenses related to our reinvestment program for the water segment, see note 3 to our unaudited interim condensed consolidated financial statements included in this Report. These costs are not taken into account when calculating segment profit.

Liquidity and Capital Resources

We derive most of our liquidity from cash flows from operations, the senior notes issued in April 2011 and borrowings under our multicurrency revolving credit facility agreement. Our cash flows can be volatile and are sensitive to various factors, including changes in working capital and the timing and magnitude of capital expenditures and payments on our indebtedness.

Cash Flows

	Six Months Ended June 30,
	2012	2011
	(in millions)
Cash flows from operating activities	$59.0	$75.1
Net cash flow used in investing activities	-24.7	-21.4
Net cash flow from (used in) financing activities	-4.1	-151.2
Effect of exchange rate fluctuations on cash held	-2.4	11.1
Cash and cash equivalents at the end of the period	111.7	129.9

11

Six Months ended June 30, 2012, compared to the Six Months ended June 30, 2011

We recognized an operating cash inflow of $59.0 million in the first six months of 2012, lower than the operating cash inflow of $75.1 million in the first six months of 2011. Lower revenues at lower gross margin was the main driver for the decrease. The reinvestment program only slightly affected operating cash flow as those charges will result in cash outflows later in the year.

In the six months ended June 30, 2012, we recognized a net cash outflow of $24.7 million for investing activities, compared to a $21.4 million net cash outflow in the six months ended June 30, 2011. The outflows in the first six months of 2012 are attributable to replacement costs related to our production equipment, enhancement and expansion of production capabilities for Smart Offerings and the ordinary-course purchase of new computer software licenses for workstations and servers across our group. In the six months ended June 30, 2012, we recorded proceeds from disposals of property, plant and equipment and intangible assets of $0.8 million, as compared to proceeds of $1.9 million in the six months ended June 30, 2011.

Our cash outflow from financing activities was $4.1 million in the six months ended June 30, 2012, as compared to an outflow of $151.2 million in the six months ended June 30, 2011. The cash outflow in the first half of 2012 was primarily attributable to the reduction of debt outstanding under our multicurrency revolving credit facility agreement. The cash outflow in the first half of 2011 was attributable to the repayments of bank borrowings in connection with the refinancing of our debt in April 2011 and, to a lesser extent, to the payment of deferred financing costs as well as dividend payments to non-controlling interests.

As of June 30, 2012, our cash and cash equivalents increased to $111.7 million compared to $84.0 million as of December 31, 2011. As a result of the Tender Offer, we have to a lesser extent used cash to reduce drawings under the multicurrency revolving credit facility due to potential upcoming payments in context with the transaction as well as larger scheduled payments such as the payment of the deferred portion of the purchase price for the EnergyICT acquisition that closed in 2009. Cash flows from operations generated in the six months ended June 30, 2012, were used primarily for capital expenditures and, to a lesser extent, for the repayment of debt. Exchange rate fluctuations on cash held also had a negative impact on our cash and cash equivalents of $2.4 million.

Potential Impact of Melrose Acquisition

On July 9, 2012 Melrose PLC launched the Tender Offer. If the Tender Offer and acquisition closes, the following items related to the potential acquisition could result in cash outflows and costs in future periods impacting liquidity and capital resources:

Transaction Costs: The managing directors of Elster estimate additional expected costs for Elster in connection with the transaction to be between €15 million and €20 million, in particular for advisers' fees.

Termination Agreements with CEO and CFO: On June 28, 2012, Elster entered into termination agreements with its CEO and CFO (each, a “Termination Agreement”) under which, subject to the approval of the Administrative Board, service contracts between Elster and each of the CEO and CFO are terminated and superseded by the respective terms and conditions of the Termination Agreements, with effect as of the CEO Employment Termination Date or the CFO Employment Termination Date, respectively (defined below).

The Elster CEO's Termination Agreement provides that, subject to approval of the Administrative Board, he will cease to be Chief Executive Officer and Managing Director of Elster effective as of the end of the date on which the competent court has appointed new members of the Administrative Board of Elster upon the filing of an application by Elster as provided in the Investment Agreement (the “CEO Employment Termination Date”). In consideration of his cessation of service and as a waiver of all claims under his service contract with Elster dated September 28, 2010, including claims for variable bonuses for 2010–2013, outstanding holiday claims, claims under the LTIP and claims for fringe benefits, the CEO will receive €1,675,000. The CEO will return his company car (if any), as of the CEO Employment Termination Date. Elster will waive the post-contractual prohibition of competition covenant. The amount payable under the Termination Agreement is equivalent in amount to the severance entitlement he would otherwise have received under his existing service contract with Elster.

12

The Elster CFO's Termination Agreement provides that, subject to approval of the Administrative Board, he will cease to be Chief Financial Officer and managing director of Elster as of the same date he resigns as a member of the Administrative Board pursuant to the Investment Agreement (the “CFO Employment Termination Date”). In consideration of his cessation of service and as a waiver of all claims under his service contract with Elster that became effective as of February 1, 2012, including claims for variable bonuses for 2012–2015 (except for the bonus for 2012 as described below), outstanding holiday claims, claims under the LTIP (except for a claim to receive $120,301) and claims for fringe benefits, the CFO will receive (i) a severance payment of €2,400,000 and (ii) a variable bonus equal to 100% of his base salary of €500,000, such bonus to be calculated on a pro rata basis from February 1, 2012 to the CFO Employment Termination Date; each of which shall be paid at the end of the month in which the CFO Employment Termination Date occurs. The CFO will return his company car (if any) as of the CFO Employment Termination Date. Elster will waive the post-contractual prohibition of competition covenant. The amount payable under the Termination Agreement is equivalent in amount to the severance entitlement he would otherwise have received under his existing service contract with Elster (including in particular a change of control clause).

Retention Scheme: On May 22, 2012, Elster implemented a retention scheme for the CLO and certain key employees (the “Retention Scheme”), pursuant to which a covered participant is eligible to receive a retention bonus of 75% or 100% of such individual's fixed base salary. The Retention Scheme provides for 33 1/3% of the retention bonus to be paid to each covered participant on completion of the Tender Offer and the remaining 66 2/3% to be paid to such covered participants on the nine-month anniversary of the completion of the Tender Offer; provided that covered participants are not served a termination notice through the respective payment dates. The CLO is eligible for a retention bonus of up to €225,000.

LTIP Costs: According to the Investment Agreement signed by Elster and Melrose PLC as well as Mintford AG as bidder, conditions for the 2010 Awards and 2011 Awards are deemed to have been satisfied such that a cash amount, amounting in aggregate to $4,993,743, shall be payable contingent on the close of the Tender Offer.

Directors' and Officers' (“D&O”) Insurance: Elster has provided D&O liability insurance for the members of the Administrative Board, the managing directors and certain other employees against civil liabilities which they may incur in connection with their activities on behalf of Elster. Elster has purchased “tail” insurances policies, which would become effective as of the completion of the Tender Offer, with a claims period of 10 years following completion of the Tender Offer and with at least the same coverage and amounts as the current policies of D&O liability insurance maintained by Elster, in each case with respect to claims arising out of or relating to events that occurred before or at the time of completion of the Tender Offer (including in connection with the transactions contemplated by the Investment Agreement). Costs for “tail” insurance totaled approximately €1,563,640 (net of commissions and tax).

13

Effect of the Tender Offer on Employees and their Representatives. The Administrative Board considered that, in the Investment Agreement, Melrose stated that it has no current plans to reduce the current workforce of Elster or its subsidiaries beyond the current plans of the Administrative Board, and if, following a possible delisting of Elster Melrose discontinues certain central service functions, Elster and Melrose have agreed measures may be taken to accommodate certain affected employees or provide for their compensation up to €2,000,000 in aggregate which shall be eventually compensated by Melrose.

Tax Effects. (i) The fact that certain tax attributes represented by gross deferred tax assets of Elster will likely be subject to forfeiture or substantial restriction as a result of a change of control of Elster; and (ii) the fact that Elster will not likely be able to utilize tax losses of the German tax group of Elster incurred in the current financial year relating pro rata to the period up to the change of control. Based on Elster’s financial statements for the year ended December 31, 2011, as referenced in Elster’s Form 20-F, Elster’s management estimates that deferred tax assets amounting to approximately $5.4 million could be subject to reversal due to forfeiture respectively to a valuation allowance due to restriction in utilization. Elster's management roughly estimates that corporate income tax losses relating to the current financial year of approximately $52 million (representing approximately $8.2 million of tax reduction) and trade tax losses relating to the current financial year of approximately $48 million (representing approximately $6.7 million of tax reduction) could be lost as a consequence of the change of control. Elster's management points out in this context that the tax audit for the financial years subsequent to 2004 for the German tax group of Elster has not yet been completed.

Effect of a Potential Refinancing. A refinancing of Elster’s debt would be required as a result of the completion of the acquisition. If the existing revolving credit and guarantee facility is terminated after the close of the Tender Offer, Elster will incur a debt extinguishment charge of approximately €7 million related to unamortized debt issuance cost. In addition, if the cancellation of the revolving credit facility occurs before the end of an interest period, Elster will be required to pay break costs to its lending banks. In addition, after a change of control event, Elster is required to provide its senior note holders a mandatory offer to repurchase in cash in an amount equal to 101% of the principal amount plus accrued unpaid interest, if any. In the event that all outstanding notes will be repurchased, Elster would incur a debt extinguishment charge of approximately €5 million for unamortized note issuance cost. Furthermore, if less than all of the senior notes will be tendered into the mandatory tender offer, Elster would have the opportunity to launch an optional redemption. Prior to April 15, 2014, Elster would need to pay 100% of the principal amount plus an applicable redemption premium, which is defined in the indenture governing Elster's senior notes (please refer to the Form 20-F for the year ended December 31, 2011). If, for example, Elster were to launch an optional redemption the day after the next coupon payment, the redemption price would be at around 113.4%, or approximately €283.5 million (additional redemption premium of approximately €33.5 million). After April 15, 2014, the redemption prices have been fixed and are published in the indenture governing Elster's senior notes. Please note that Elster management deems it unlikely that these costs will have a tax-reducing effect.

Legal Proceedings

From time to time, we and our subsidiaries are involved in litigation in the ordinary course of our business activities. Currently, other than as described below, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which we are aware), which may have, or have had in the recent past, material effects on our financial condition or profitability. For further information on asbestos cases, please see “Item 8. Financial information—Legal Proceedings” of our Annual Report on Form 20-F dated March 2, 2012, filed with the SEC. There have been no material changes to the cases as disclosed in the Annual Report.

14

The U.S. Environmental Protection Agency, or EPA, issued to one of our subsidiaries in the U.S., Hauck Manufacturing Company, or Hauck, among many other parties, a notice of potential liability under the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, in respect of hazardous substance contamination at the Gowanus Canal Superfund Site in Brooklyn, New York. EPA invited potentially responsible parties, or PRPs, including Hauck, to a briefing in March 2012 to hear EPA’s technical findings, potential remediation plan and legal enforcement approach.

Previously, in March 2010, EPA added the 1.8 mile Gowanus Canal to its National Priorities List of Superfund sites under CERCLA, which are contaminated sites targeted for high priority environmental cleanup by EPA. In December 2011, EPA issued a draft remedial investigation/feasibility study that reviewed various approaches to conduct a cleanup of the contaminated canal sediments. EPA has expressed its intention to finalize a cleanup remedy for the site by the end of 2012, but such remedy may not be finalized within such timeframe.

CERCLA and similar state statutes could impose strict, joint and several liability for investigation and remediation costs upon owners and operators of contaminated property and generators of hazardous substances that were sent to a contaminated property. EPA alleges that one or two former Hauck manufacturing sites near the Gowanus Canal may have discharged hazardous substances into the local sewer system that may have led into the canal before they ceased operations in 1964. However, the notice of potential liability is not a formal legal determination of liability and does not mean that EPA expects Hauck to perform or fund any work related to the site at this time. Hauck denies it discharged hazardous substances into the canal and intends to avail itself of all appropriate legal defenses. At this early stage of the proceedings, we are unable to predict whether or not Hauck could be exposed to liability. We understand that EPA has entered into a consent order with City of New York and National Grid as PRPs to conduct certain investigation work at the canal, has issued notices of potential liability to many other PRPs, and is engaged in an ongoing search for additional PRPs.

Risk Factors

We face numerous risks incidental to our business.  We face risks that are inherent to companies in our industry, as well as operational, financial and regulatory risks that are unique to us.  These and other material risks that we face are described in detail in “Item 3. Key Information— Risk Factors” of our Annual Report on Form 20-F dated March 2, 2012, filed with the SEC.

We encourage you to read the detailed description of the risks that we face in our Annual Report on Form 20-F. The occurrence of one or more of the events described in the Risk Factors section of the Annual Report could have a material adverse effect on our company and our results of operations, cash flows and financial condition, which could result in a decrease in the value or trading prices of our securities.

15